Exhibit 99.(h)(4)

FUND SERVICES AGREEMENT

AGREEMENT made as of July 1, 2022 (the “Effective Date”), by and between WisdomTree Digital Management, Inc. (“WTDM”) and WisdomTree Digital Trust, a Delaware statutory trust (the “Trust”), on behalf of each current and future series of the Trust (each, a “Fund”).

WHEREAS, the Trust desire to retain WTDM to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

I.	Provision of Services.

a.	Subject to the direction of the Board of Trustees of the Trust, and in accordance with the terms of each Fund’s prospectus, WTDM shall:

i.	Educate, or facilitate education, for the Board and applicable Fund service providers and such other persons as WTDM shall deem to be necessary or desirable, regarding the blockchain-enabled aspects of a Fund’s shares;

ii.	Make periodic reports to the Board (either directly or through third parties, which may include affiliates) regarding the blockchain-enabled aspects of a Fund’s shares; and

iii.	Pay (either directly or through third parties, which may include affiliates) all applicable blockchain network transaction fees (e.g., “gas” fees on Ethereum) on behalf of the applicable Fund.

b.	Subject to the direction of the independent trustees (“Independent Trustees”) of the Trust, WTDM shall:

i.	arrange for the provision of chief compliance officer (“CCO”) services to the Trust; and

ii.	assume liability and responsibility for, and shall administer, payments to the CCO, the Independent Trustees and counsel to the Independent Trustees in such amounts as the Independent Trustees shall determine and direct.

II.	Services Fee. As compensation for providing such services, each Fund shall initially pay an annual fee to WTDM of % of its average daily net assets (the “Services Fee”). Such Service Fee may be increased upon approval by a majority of the Board and, if such approval is provided, only after at least sixty (60) days’ prior notice of such approved fee shall have been provided to the Funds’ shareholders. The Services Fee, if any, shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to WTDM. Services for periods of less than a month shall be prorated.

III.	Duration, Termination and Amendment. The initial term of this Agreement with respect to each Fund shall be one (1) year. Thereafter, with respect to each Fund, this Agreement will automatically renew from year to year (the “Renewal Period”) provided such continuance is approved by a majority of the Board. Either party may choose to not renew the Agreement by providing written notice to the other at least thirty days prior to the next Renewal Period. This Agreement shall automatically and immediately terminate with respect to each Fund if (i) the WTDM no longer serves as investment adviser to such Fund, and (ii) in the event of its assignment. The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

IV.	Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles).

V.	Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

WISDOMTREE DIGITAL TRUST		WISDOMTREE DIGITAL MANAGEMENT, INC.

By:	/s/Stuart Bell	By:	/s/William Peck
Name:	Stuart Bell	Name:	William Peck
Title:	President	Title:	Chief Executive Officer